ALAMOS GOLD INC.
(Formerly AuRico Gold Inc.)

Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)
For the year ended December 31, 2015

ALAMOS GOLD INC. (Formerly AuRico Gold Inc.) For the Year Ended December 31, 2015

2015 Annual Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated March 22, 2016, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc., formerly AuRico Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2015 and 2014, and notes thereto. On July 2, 2015, AuRico Gold Inc. (“AuRico”) completed a merger with Alamos Gold Inc. (“Former Alamos”) whose financial condition and results of operations have been consolidated with those of the Company commencing on July 2, 2015. The financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 38.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, Alamos has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2015 Annual Management’s Discussion and Analysis

Highlight Summary Tables

	Three months ended		Year ended
	December 31, 2015	December 31, 2014 (1)	December 31, 2015 (1)	December 31, 2014 (1)
Operating Results
Gold production (ounces) (1)	104,734	99,083	380,000	364,532
Gold sales (ounces) (1)	104,419	97,049	382,772	362,566
Per Ounce Data
Average spot gold price (London PM Fix)	$1,106	$1,201	$1,160	$1,266
Average realized gold price (4)	$1,109	$1,202	$1,148	$1,265
Total cash costs per ounce of gold sold (2)	$780	$746	$766	$779
All-in sustaining costs per ounce of gold sold (2)	$1,073	$1,125	$1,091	$1,195
Financial Results (in millions)
Operating Revenues	$115.7	$70.5	$355.1	$288.3
Loss from operations	($55.5)	($112.7)	($492.6)	($148.7)
Net Loss	($60.5)	($108.2)	($508.9)	($169.6)
Operating cash flow before changes in non-cash working capital (2), (5)	$17.0	$27.6	$65.3	$88.6
Capital expenditures (sustaining) (2)	$19.0	$16.8	$68.2	$68.6
Capital expenditures (growth) (2),(3)	$21.7	$24.6	$94.9	$120.2
Share Data
Loss per share (basic and diluted)	($0.24)	($0.86)	($2.62)	($1.35)
Weighted average outstanding shares (basic and diluted) (000’s)	255,858	125,972	194,121	125,590
Financial Position (in millions)
Cash and cash equivalents	$282.9	$89.0	$282.9	$89.0
Total debt and equipment financing obligations	$320.3	$314.4	$320.3	$314.4

(1)
The financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to July 2, 2015. Gold production and gold sales from Mulatos have been included in this table for periods prior to July 2, 2015 for comparative purposes. Gold production from Mulatos for the three and twelve months ended December 31, 2015 were 41,830 ounces (2014 - 42,500) and 140,330 ounces (2014 - 140,500), respectively. Gold sales for the three months and year ended December 31, 2015 were 44,135 ounces (2014 - 38,400) and 147,035 ounces (2014 - 134,600), respectively.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure on page 22, for a description and calculation of these measures.

(3)	Includes capitalized exploration.

(4)
Average realized price for the year ended December 31, 2015 includes Mulatos sales from July 2, 2015 onward. Ounces sold at Mulatos for the first six-months of 2015 were at an average realized price of $1,211. Including Mulatos sales for the full 2015 year, the average realized price is $1,160 per ounce.

(5)
Cash flow from operating activities for 2014 and 2013 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 24 of the consolidated financial statements for the year ended December 31, 2015.

	Three months ended		Year ended
	December 31, 2015	December 31, 2014 (1)	December 31, 2015 (1)	December 31, 2014 (1)
Gold production (ounces)
Young-Davidson	44,694	40,945	160,358	156,753
Mulatos (1)	41,830	42,500	140,330	140,500
El Chanate	18,210	15,638	79,312	67,279
Total cash costs per ounce of gold sold (2)
Young-Davidson	$617	$719	$683	$825
Mulatos (1)	$843	$748	$869	$703
El Chanate	$994	$816	$808	$669
All-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$980	$911	$986	$1,073
Mulatos(1)	$958	$934	$1,047	$917
El Chanate	$1,009	$1,347	$978	$1,102
Capital expenditures (growth and sustaining) (2) (in millions)
Young-Davidson	$26.4	$22.9	$108.1	$137.2
Mulatos (1),(4)	$8.8	$17.2	$45.0	$51.9
El Chanate	$0.2	$8.7	$13.7	$29.6
Other	$5.3	$9.8	$23.0	$22.0

(1)
Financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to July 2, 2015 . Operating, cost and capital metrics from prior ownership have been added for comparative purposes only.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure on page 22 for a description and calculation of these measures.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration.

2015 Annual Management’s Discussion and Analysis

2015 Highlights

Fourth quarter 2015:

•	Reported record quarterly production of 104,734 ounces of gold in the fourth quarter of 2015, including 44,694 ounces from Young-Davidson, 41,830 ounces from Mulatos and 18,210 ounces from El Chanate

•	Total cash costs in the fourth quarter were $780 per ounce of gold sold and all-in sustaining costs ("AISC") were $1,073 per ounce of gold sold

•	Sold 104,419 ounces of gold in the fourth quarter of 2015 at an average realized price of $1,109 per ounce, $3 per ounce above the average London PM Fix price, for revenues of $115.7 million

•	Recorded cash flow from operating activities before changes in working capital of $17.0 million, or $0.07 per share

•
Realized a quarterly net loss of $60.5 million, or $0.24 per share. This included several non-cash charges, including a $25.4 million write-down of El Chanate’s heap leach inventory ($17.8 million after-tax), a $17.6 million write-down of the Company’s 50% investment in the Orion exploration project, and a $5.1 million foreign exchange loss

•	Reported cash and cash equivalents and available-for-sale securities of $289.6 million as at December 31, 2015

•	Increased underground mining rates to average a new record of 5,900 tonnes per day (“TPD”) at Young-Davidson, and over 6,000 tpd in December, consistent with the year-end target

•	Achieved a new record low in terms of unit mining costs at Young-Davidson of $27 (CAD$35) per tonne benefiting from a nine month hydro rebate of $2 per tonne (CAD$3) recorded in the fourth quarter

•	Issued 1.18 million common shares on a flow-through basis ("Flow-Through Shares") for gross proceeds of $3.6 million (CAD$5.0 million)
Full year 2015:

•	Completed the merger between Former Alamos and AuRico on July 2, 2015

•
Achieved production and cost guidance with production of 380,000 ounces of gold in 2015 (including Mulatos for the full year) at total cash costs of $766 per ounce and AISC of $1,091 per ounce of gold sold

•	Sold 309,468 ounces of gold (excluding Mulatos for the first 6 months of 2015) at an average realized price of $1,148 per ounce for revenues of $355.1 million

•
Realized a 2015 net loss of $508.9 million, or $2.62 per share. This included a non-cash impairment charges of $429.4 million ($379.3 million after-tax) on Young Davidson, El Chanate, Kemess, and the Orion joint venture project. Additionally, $37.2 million ($26.0 million after-tax) of inventory net realizable value ("NRV") adjustments at El Chanate and Young Davidson were recorded. Merger and transaction costs of $20.0 million, and a $19.0 million foreign exchange loss are also included in net loss during the year

•	Discovered new zones of mineralization at Cerro Pelon and La Yaqui
Subsequent to year end:

•
Released 2016 production guidance of 370,000 to 400,000 ounces of gold, with production growth from both Young-Davidson and Mulatos, at consolidated all-in sustaining costs of $975 per ounce, an 11% reduction from 2015

•	Closed the acquisition of Carlisle Goldfields Limited (“Carlisle”), consolidating ownership of the Lynn Lake project, for approximately $20.3 million

•	Collected approximately $13.3 million of income tax receivables from the Mexican government

•	Issued 1.28 million Flow-Through Shares for gross proceeds of $5.0 million (CAD$7.0 million)

•	Entered into a $150 million credit facility with a syndicate of banks maturing February 29, 2020, amending the Company's previous credit facility
Key Business Developments

a)	Merger between AuRico and Former Alamos
On July 2, 2015, AuRico and Former Alamos completed a merger to form Alamos Gold Inc. Pursuant to the Plan of Arrangement (the “Arrangement”), certain assets of AuRico, including the Kemess project, a 1.5% net smelter return royalty on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and $20 million of cash, were transferred to a new company, AuRico Metals Inc. (“AuRico Metals”).
Under the terms of the Arrangement, each Former Alamos share held was exchanged for 1 Class A common share of Alamos (“Class A Shares”), $0.0001 in cash, and 0.4397 common shares of AuRico Metals, and each AuRico share held was exchanged for 0.5046 Class A Shares and 0.2219 AuRico Metals Shares. Upon closing, Alamos had approximately 255,506,000 Class A Shares outstanding, with Former Alamos and AuRico shareholders each owning approximately 50% of the Class A Shares, and Former Alamos and AuRico shareholders each owning approximately 50% of the shares of AuRico Metals not held by Alamos.
The Company commenced trading on the Toronto Stock Exchange and New York Stock Exchange on July 6, 2015 under the symbol “AGI”. Former Alamos and AuRico shares were delisted on that same day.

2015 Annual Management’s Discussion and Analysis

b)	Acquisition of Carlisle Goldfields Limited
On October 15, 2015, Alamos and Carlisle entered into a definitive agreement pursuant to which an offer was made by Alamos to acquire all of the issued and outstanding shares of Carlisle. Carlisle's primary asset was the Lynn Lake gold project located in Lynn Lake, Manitoba, Canada. The Company owned 19.9% of Carlisle prior to announcement of the agreement. The acquisition closed on January 7, 2016.
Under terms of the arrangement, Carlisle shareholders received: (i) 0.0942 of an Alamos common share for each Carlisle common share held, plus (ii) 0.0942 of a warrant to purchase Alamos common shares at an exercise price of CAD$10.00 with an expiration date of three years from closing.
Excluding Alamos' existing 19.9% ownership of Carlisle, and net of Carlisle's cash balance, total consideration for the acquisition was approximately $20.3 million (CAD$28.5 million), including transaction costs.
Outlook and Strategy

	2016 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	170-180	140-150	60-70	—	370-400
Total cash costs ($ per ounce)(1)	$600	$850	$1,100	—	$800
All-in sustaining costs ($ per ounce)(1)(3)	$825	$925	$1,100	—	$975
Capital expenditures (in millions)
Sustaining capital(1)	$40-45	$10-15	$1	—	$51-61
Growth capital(1) (2)	$45-50	$15-20	—	$27	$87-97
Total capital expenditures	$85-95	$25-35	$1	$27	$138-$158

(1)	Refer to the "Cautionary non-GAAP Measures and Additional GAAP Measures" disclosure at the end of this MD&A for a description of these measures.

(2)	Capitalized exploration classified as development

(3)
Total consolidated all-in sustaining costs include corporate and administrative and share based compensation expenses. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

The Company's core focus in 2016 is on continuing the underground ramp up at Young-Davidson and development of the satellite deposits at Mulatos. The Company expects to produce between 370,000 and 400,000 ounces of gold in 2016 at substantially lower costs and capital spending levels than in 2015. All-in sustaining costs are expected to decrease 11% to $975 per ounce, driven by a 16%, or $160 per ounce decrease at Young-Davidson. Total capital spending for the Company's operating assets is also expected to decrease to between $111 and $131 million, down 20% from 2015. Given the decrease in costs and capital spending, the Company expects each operation to self-finance its sustaining and growth capital and exploration spending at a gold price of $1,100 per ounce.
Underground mining rates averaged 5,900 TPD in the fourth quarter of 2015 and the mine remains on track to achieve the 2016 year-end target rate of 7,000 TPD, with the second half of 2016 expected to see more significant improvements in mining rates. Underground unit mining costs are expected to continue to trend lower, reflecting ongoing productivity improvements, economies of scale and a weaker Canadian dollar. These are expected to drive total cash costs lower to $600 per ounce of gold sold. Further, with a focus on margin expansion, the Company has accelerated the transition to 100% owner underground development, which is expected to have an immediate impact, reducing per metre development costs. All-in sustaining costs are expected to decrease to $825 per ounce, a 16% or $160 per ounce decline from 2015.
Capital spending at Young-Davidson is expected to be between $85 and $95 million in 2016, including $40 to $45 million of sustaining capital. This represents a substantial decrease from 2015 levels despite the fact the Company is spending additional capital to accelerate the transition to underground owner development. Capital spending will be focused on development of the upper and lower mine, commissioning the MCM shaft and completing the lower leg of the Northgate shaft. Approximately 65% of the full year capital budget will be spent over the first six months given the timing of equipment purchases to transition to owner development. The Company expects a similar rate of capital spending until the ramp up of the underground mining rates to 8,000 tpd has been achieved in mid-2017, after which the combination of higher production, lower costs and lower capital spending is expected to drive significant free cash flow growth.
At Mulatos, the open pit heap leach operation is expected to supply approximately 80% of production in 2016. In addition, ongoing operational improvements and a renegotiated mining contract are contributing to reduced operating costs, with 2016 AISC expected to be over $100 per ounce lower than 2015 levels. A key focus at Mulatos is on expanding and developing the higher grade La Yaqui and Cerro Pelon projects, which are substantially lower cost operations. La Yaqui is expected to start contributing production and will drive costs lower in mid-2017. Both projects continue to advance with the environmental impact assessment (“EIA”) for La Yaqui expected to be submitted by the end of first quarter of 2016. The EIA submission for Cerro Pelon is expected to follow by the end of the third quarter of 2016.

2015 Annual Management’s Discussion and Analysis

The La Yaqui and Cerro Pelon deposits are among the highest priority exploration targets for Alamos with results from the 2015 drilling activities increasing mineral reserves and resources at both deposits. Given their low cost profile, any expansion of these deposits is expected to have a significant positive impact on profitability at Mulatos. Approximately $8 million has been budgeted for exploration on these deposits in 2016.
El Chanate is a mature operation that was successful in generating positive free cash flow in 2015. The focus in 2016 and beyond will be on continuing to generate positive free cash flow. Given the long leach cycle at El Chanate, approximately 100,000 recoverable ounces have built up in leach pad inventory. These ounces are expected to be recovered at low costs once mining ceases at the operation, providing significant free cash flow.
Capital spending on the Company’s development projects has been scaled back significantly in 2016 and will be focused on the highest priority targets. This includes completing the permitting process at Kirazlı and advancing Lynn Lake towards a feasibility study. The Company does not anticipate spending significant capital on these projects until the ramp up at Young-Davidson and development of La Yaqui and Cerro Pelon has been completed and both operations are generating substantial free cash flow. Development spending and activities at the Esperanza and Quartz Mountain projects have been significantly reduced.
The Company’s cash position and balance sheet remain strong, with approximately $290 million in cash and cash equivalents and available-for-sale securities. In 2016, Young-Davidson and Mulatos are expected to self-finance their growth at an $1,100 gold price, with significant site free cash flow growth expected in 2017 through the combination of lower costs and capital spending.

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres and is situated on the site of two past producing mines that produced one million ounces between 1934 and 1957. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, and on October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system. Open pit mining ceased in June 2014. Stockpiled open pit ore will continue to supplement mill feed until underground production rates have ramped up to the mill capacity of 8,000 TPD.
Young-Davidson Operational and Financial Review

	Three months ended		Year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Underground Operations
Tonnes of ore mined	543,825	380,922	1,851,492	1,288,295
Tonnes of ore mined per day	5,911	4,140	5,073	3,530
Average grade of gold (1)	2.58	3.05	2.67	3.07
Metres developed	3,769	3,438	14,586	14,024
Unit mining costs per tonne	$27	$39	$32	$42
Unit mining costs per tonne (CAD$)	$35	$44	$40	$47
Open Pit Operations
Total tonnes mined	—	—	—	3,392,509
Tonnes of ore mined	—	—	—	1,343,083
Average grade of gold (1)	—	—	—	0.99
Tonnes stockpiled ahead of the mill	1,376,000	2,495,739	1,376,000	2,495,739
Average grade of gold (1)	0.82	0.75	0.82	0.75
Mill Operations
Tonnes of ore processed	701,983	713,676	2,753,893	2,812,954
Tonnes of ore processed per day	7,630	7,757	7,545	7,707
Average grade of gold (1)	2.17	1.97	2.02	1.97
Contained ounces milled	49,036	45,284	178,623	178,492
Average recovery rate	91%	88%	89%	88%
Gold production (ounces)	44,694	40,945	160,358	156,753
Gold sales (ounces)	41,509	42,143	157,161	161,591
Total cash costs per ounce of gold sold (2)	$617	$719	$683	$825
All-in sustaining costs per ounce of gold sold (2),(3)	$980	$911	$986	$1,073
Financial Review (in millions)
Operating revenues	$46.2	$50.8	$182.1	$204.4
Earnings (loss) from operations	$5.7	$0.1	($326.5)	($31.5)
Cash flow from operating activities	$20.7	$32.0	$84.7	$63.0
Capital expenditures (sustaining) (2)	$14.7	$8.0	$47.0	$39.9
Capital expenditures (growth) (2)	$11.7	$14.9	$61.1	$97.3

(1)	Grams per tonne.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure on page 22 for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
Young-Davidson mined a record 543,825 tonnes of ore, or 5,911 TPD, from underground operations during the fourth quarter of 2015, at a grade of 2.58 grams per tonne of gold (“g/t Au”). For year ended December 31, 2015, ore mined from underground operations totaled 1,851,492 tonnes, or 5,073 TPD, at a grade of 2.67 g/t Au. Young-Davidson increased mining rates significantly in 2015 compared to 2014 levels due to planned productivity improvements and continued underground development. Mining rates in the fourth quarter of 2015 were 16% higher than the third quarter of 2015, and December averaged above 6,000 TPD. The Company expects to reach rates of 7,000 TPD by the end of 2016 and 8,000 TPD by the middle of 2017. Underground mined grades in 2015 were in line with the mine plan and showed a slightly positive reconciliation to the block model. Compared to 2014, mined grades were lower due to mine sequencing.

2015 Annual Management’s Discussion and Analysis

At the end of December 2015, the Company had approximately 1.4 million tonnes of low grade open pit ore stockpiled ahead of the mill at an average grade of 0.82 g/t Au. Mill feed from the underground mine continues to be supplemented by the stockpiled open pit ore while underground mining levels ramp up to mill capacity. As underground mining rates continue to increase, this will supply an increasing portion of the mill feed driving the milled grade and gold production higher.
During the fourth quarter of 2015, Young-Davidson processed 701,983 tonnes, or 7,630 TPD with grades averaging 2.17 g/t Au. Mill throughput was slightly lower than in the same period of 2014 due to scheduled maintenance in October, and grades were 10% higher as underground ore supplied a higher portion of the mill feed. For the year ended December 31, 2015, 2,753,893 tonnes or 7,545 TPD were processed at an average grade of 2.02 g/t Au. Tonnes processed were slightly lower than the same period of 2014 due to nine days of scheduled downtime for mill maintenance in the first quarter of 2015.
Young-Davidson produced 44,694 ounces of gold during the fourth quarter of 2015, 9% higher than production in the same period of 2014 reflecting a higher portion of underground ore to the mill. For the year ended December 31, 2015, Young-Davidson produced 160,358 ounces of gold, consistent with 2014, and meeting the low-end of 2015 production guidance. Higher underground mill feed and recoveries were offset by lower underground grades in 2015 compared to 2014 due to mine sequencing.
For the three months ended December 31, 2015, total cash costs per ounce of gold sold were $617, representing a 14% decrease from the same period of 2014. Year-to-date, total cash costs per ounce of gold sold were $683, representing a 17% decrease from the same period of 2014. The lower costs per ounce for the fourth quarter of 2015 and on a year-to-date basis were due to an increase in the underground contribution to overall production, lower unit underground mining costs, and the impact of a weakening Canadian dollar. Underground unit mining costs were $27 per tonne (CAD$35 per tonne) in the fourth quarter of 2015 which benefited from a nine month hydro rebate of $2 per tonne (CAD$3 per tonne) recorded in the fourth quarter. On a normalized basis, underground unit mining costs were $29 per tonne (CAD$38 per tonne) in the fourth quarter. Lower underground unit mining costs in the fourth quarter continue to reflect ongoing productivity improvements and the weaker Canadian dollar. Total cash costs at Young-Davidson are expected to decrease in the future as underground throughput continues to ramp up.
In the fourth quarter of 2015, capital expenditures totaled $26.4 million and included spending on lateral development, the MCM shaft development, and underground equipment. Of the total expenditure, $14.7 million related to sustaining capital and $11.7 million related to growth capital. For the year ended December 31, 2015, capital expenditures totaled $108.1 million, of which $47.0 million was spent on sustaining capital and $61.1 million on growth capital. Capital expenditures in 2015 exceeded guidance given higher spending on major spare parts and the water treatment plant, as well as an increased usage of contractors for underground development which have a higher per metre cost. The Company expects to phase out the contractor in the second quarter of 2016.
Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the east-central portion of the State of Sonora, Mexico. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.5 million ounces of gold to-date.
Mulatos Operational and Financial Review
Financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to July 2, 2015 only. Operating and other non-GAAP information from prior ownership have been added to periods of Alamos’ ownership for comparative purposes only.

2015 Annual Management’s Discussion and Analysis

	Three months ended		Year ended
	December 31, 2015	December 31, 2014 (1)	December 31, 2015 (1)	December 31, 2014 (1)
Open Pit & Underground Operations (1)
Tonnes of ore mined - open pit (2)	1,715,632	1,730,000	6,873,555	7,296,000
Total waste mined - open pit	1,822,666	1,054,000	7,678,864	4,588,000
Total tonnes mined - open pit	3,538,298	2,784,000	14,552,419	11,884,000
Waste-to-ore ratio	1.06	0.61	1.12	0.63
Tonnes of ore mined - underground	41,455	39,300	138,159	88,700
Crushing and Heap Leach Operations (1)
Tonnes of ore crushed and placed on the heap leach pad	1,583,928	1,647,000	6,260,917	6,205,700
Average grade of gold processed (3)	0.94	0.90	0.87	0.98
Contained ounces stacked on the heap leach pad	47,715	47,700	174,316	196,000
Mill Operations
Tonnes of high grade ore milled	40,512	39,300	110,136	88,700
Average grade of gold processed (3)	19.41	8.02	13.22	6.52
Contained ounces milled	25,214	10,100	46,744	18,600
Total contained ounces stacked and milled	72,929	57,800	221,060	214,600
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	57%	74%	63%	65%
Ore crushed per day (tonnes) - combined	17,700	18,300	17,500	17,200
Gold production (ounces)	41,830	42,500	140,330	140,500
Gold sales (ounces)	44,135	38,400	147,035	134,600
Total cash costs per ounce of gold sold (4)	$843	$748	$869	$703
All-in sustaining costs per ounce of gold sold (4),(5)	$958	$934	$1,047	$917
Financial Review (in millions) (1)
Operating Revenues	$48.6	—	$81.9	—
Earnings (loss) from operations	$2.9	—	($1.9)	—
Cash flow from operating activities	$10.2	—	($0.7)	—
Capital expenditures (sustaining) (4)	$4.1	—	$8.4	—
Capital expenditures (growth) (4),(6)	$4.7	—	$9.9	—

(1)	The financial results from Mulatos are included in Alamos’ consolidated financial statements for the period subsequent to July 2, 2015 only.

(2)	Includes ore stockpiled during the quarter.

(3)	Grams per tonne.

(4)	Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure on page 22 for a description and calculation of these measures.

(5)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.

(6)	Includes capitalized exploration.
In the fourth quarter of 2015, Mulatos produced 41,830 ounces of gold, 52% higher than in the third quarter of 2015 reflecting higher tonnes and grades stacked in the quarter, the recovery of deferred ounces from the seasonally weak third quarter, and improved high grade production.
Total crusher throughput averaged 17,700 TPD in the fourth quarter, slightly below plan. The grade of crushed ore stacked on the leach pad in the fourth quarter of 2015 was 0.94 g/t Au, higher than plan as the mine continued to benefit from positive grade reconciliation in the Mulatos pit. During the year ended December 31, 2015, the grade stacked averaged 0.87 g/t Au, above guidance of 0.80 g/t Au.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) in the fourth quarter was 57% compared to 74% in the fourth quarter of 2014, and below the annualized budget of 74%. The lower recovery reflected both higher grades stacked in the quarter and deferred processing of solution inventory following the rainy season.
Mill production increased in the fourth quarter reflecting higher grades processed and higher throughput. The mill processed approximately 450 TPD at average grades of 19.41 g/t Au in the fourth quarter of 2015, with grades processed higher than reserve grade as stockpiled high-grade ore from the underground was processed. At the end of December, the Company had stockpiles of approximately 50,000 tonnes of high grade ore from the San Carlos deposit that will be processed in 2016.
Total cash costs of $843 per ounce of gold sold in the fourth quarter of 2015 were higher than $748 per ounce reported in the fourth quarter of 2014 as a result of higher mining costs resulting from an increased strip ratio and longer haul distances. On a year-to-date basis, total cash costs were $869 per ounce of gold sold (including the first six months of production from prior ownership), in

2015 Annual Management’s Discussion and Analysis

line with the annual guidance of $865 but higher than $703 achieved in 2014. The increase relative to the prior year is attributable to lower grades stacked, a higher waste-to-ore ratio and a higher cost per tonne of ore mined due to longer haul distances. AISC in the quarter were $958 per ounce of gold sold, which is 3% higher than the fourth quarter of 2014. AISC in the fourth quarter of 2015 benefited from stronger production and a further depreciation of the Mexican Peso. On a year-to-date basis, AISC of $1,047 per ounce of gold sold (including the first six months of production from prior ownership) were in line with guidance for the year.
El Chanate

The El Chanate Mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.
El Chanate Operational and Financial Review

	Three months ended		Year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Open Pit Operations
Total tonnes mined	8,436,186	8,243,372	31,672,788	34,073,324
Tonnes of ore mined	1,979,931	1,765,835	7,459,301	8,683,292
Capitalized stripping tonnes	—	4,752,524	7,511,788	14,582,767
Waste-to-ore ratio (operating)	3.3	1.0	2.2	1.2
Average grade of gold (1)	0.50	0.59	0.58	0.50
Crushing and Heap Leach Operations
Tonnes of ore crushed stacked on the heap leach pad	1,618,684	1,532,859	6,124,837	6,788,223
Average grade of gold processed (1)	0.57	0.64	0.67	0.60
Tonnes of run-of-mine ore stacked on the heap leach pad	363,514	231,836	1,327,764	2,058,289
Average run-of mine grade of gold processed (1)	0.20	0.20	0.19	0.20
Total tonnes of ore processed	1,982,198	1,764,695	7,452,601	8,846,512
Average grade of gold processed (1)	0.50	0.58	0.58	0.50
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	21,500	19,200	20,400	24,200
Recovery ratio (ratio of ounces produced to contained ounces stacked)	57%	47%	57%	47%
Gold production (ounces)	18,210	15,638	79,312	67,279
Gold sales (ounces)	18,775	16,506	78,576	66,375
Total cash costs per ounce of gold sold (2)	$994	$816	$808	$669
All-in sustaining costs per ounce of gold sold (2),(3)	$1,009	$1,347	$978	$1,102
Financial Review (in millions) (1)
Operating Revenues	$20.9	$19.7	$91.1	$83.9
Earnings (loss) from operations	($27.9)	($106.7)	($67.1)	($89.4)
Cash flow from operating activities	($7.2)	$3.2	$16.5	$12.5
Capital expenditures	$0.2	$8.7	$13.7	$29.6

(1)	Grams per tonne.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure on page 22 for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate and administrative and share based compensation expenses.
During the fourth quarter of 2015, El Chanate mined 1,979,931 tonnes of ore or 21,500 TPD, at an average grade of 0.50 g/t Au. The average daily mining rate improved by about 12% over the same period of 2014 as shorter haul distances and an increase equipment availability improved productivity. For the year ended December 31, 2015, 31,672,788 tonnes were mined, including 7,459,301 tonnes of ore at an average grade of 0.58 g/t Au. Compared to full year 2014, grades were 16% higher in 2015 and tonnes were 7% lower, both due to mine sequencing. Starting in the third quarter of 2015, the Company expensed all stripping costs at El Chanate, as incurred, given the Company has determined these costs are not recoverable. This increased the total cash costs per ounce but has no impact on all-in sustaining costs per ounce.

2015 Annual Management’s Discussion and Analysis

El Chanate crushed and stacked 1,618,684 tonnes of open pit ore on the heap leach pad during the fourth quarter of 2015, at an average rate of 17,600 TPD compared to an average rate of 16,700 TPD in the same period of the prior year. El Chanate also stacked 363,514 tonnes of low grade run-of-mine ore on the heap leach pad. During the year ended December 31, 2015, the Company crushed and stacked 6,124,837 tonnes of ore at an average rate of 16,800 TPD, compared to the 18,600 TPD in the prior year as a result of mine sequencing.
The grade of ore crushed and stacked averaged 0.57 g/t Au during the fourth quarter compared to an average grade of 0.64 g/t Au in the same period of the prior year. Ore crushed and stacked in 2015 averaged 0.67 g/t Au compared to an average grade of 0.60 g/t Au in 2014.
During the fourth quarter, El Chanate produced 18,210 ounces of gold, bringing 2015 production to 79,312 ounces of gold. This compares to production of 15,638 ounces and 67,279 ounces of gold in the same periods of 2014. Higher production in 2015 is attributed to higher grades and improved recoveries from the leach pad, partially offset by lower mining rates.
Total cash costs per ounce of gold sold were $994 in the fourth quarter of 2015 (exclusive of NRV adjustments), an increase from previous quarters reflecting the fact that the Company now expenses stripping costs as incurred. The Company has determined these stripping costs are not recoverable, whereas prior to the third quarter of 2015 these costs were capitalized. For the year ended December 31, 2015, total cash costs per ounce of gold sold were $808 (exclusive of NRV adjustments).
The Company recorded a $20.9 million NRV adjustment, net of depreciation, in the fourth quarter of 2015. This was in addition to a $5.6 million NRV adjustment in the second quarter of 2015, net of depreciation. The NRV adjustment taken in the fourth quarter resulted from a third party specialist review of the recoverable ounces on the leach pad conducted during the fourth quarter. Based on this review, the Company updated the recovery assumption applied to material stacked on the leach pad, lowering the estimate of recoverable ounces on the leach pad from approximately 140,000 ounces to 100,000 ounces as at December 31, 2015. AISC (exclusive of NRV adjustments) of $1,009 per ounce of gold sold in the fourth quarter of 2015 decreased from $1,347 per ounce in the fourth quarter of 2014. AISC (exclusive of NRV adjustments) were $978 per ounce for the year ended December 31, 2015, in line with annual guidance of $950 - $1,050 per ounce.
Capital expenditures in the fourth quarter of 2015 were $0.2 million, and for the year ended December 31, 2015 were $13.7 million, which mainly related to the capitalization of waste stripping costs during the first half of the year.
Fourth Quarter 2015 Development and Exploration Activities

La Yaqui
A total of 3,497 metres ("m") was drilled at La Yaqui during the fourth quarter of 2015 bringing the full year total to 17,518 m. The 2015 exploration program yielded excellent results with step out drilling identifying a new zone of mineralization 500 m to the northeast of the current in-pit reserve mineralization and further mineralized intercepts encountered over an additional 750 m of strike length.
Drilling throughout 2015 has indicated the existence of a large hydrothermal system in the Yaqui area with continuous alteration over a large area of approximately 1.5 kilometres ("km") by 1 km and ore-grade intercepts at distances of up to a 1.25 km from known in-pit mineralization. Preliminary metallurgical test work indicates mineralization is amenable to heap leaching. Drill results of the 2015 program at La Yaqui have been incorporated into the 2015 year end mineral reserve and resource statement.
A system of this size will require systematic testing and infill drilling. Therefore, the 2016 program will be conducted in two phases. The first will be focused on ongoing exploration along the northwest-trending silica ridge. This will be followed by systematic delineation and definition drilling over portions of this approximately 1,000 m strike length with the aim of increasing mineral resources and reserves at La Yaqui. Approximately $5 million has been budgeted at La Yaqui for 2016.
Cerro Pelon
A total of 670 m of drilling was completed at Cerro Pelon during the fourth quarter of 2015 and 18,767 m for the full year. The aim of the 2015 program was to test continuation of mineralization to the north of the current pit. The program was successful in delineating a new zone of mineralization approximately 100 m to the north of the reserve mineralization and outside previously designed pit limits. Excellent drill results were obtained with several intercepts averaging well above the current mineral reserve grade.
In addition to drilling, significant mapping and sampling has been conducted over a large area around the reserve mineralization. Combined results from all programs indicate that gold mineralization at Cerro Pelon is associated with quartz-alunite alteration, brecciation and structures. Recent mapping and drilling is helping to further refine the Company's understanding of the controls on mineralization at Cerro Pelon. Results to date have indicated that favorable geology for hosting mineralization exists to the north beneath a massive silica cap. Preliminary metallurgical test work indicates mineralization is amenable to heap leaching.

2015 Annual Management’s Discussion and Analysis

The focus of the 2016 exploration program is to drill test an additional 500-800 m to the north with an expected budget of $3.0 million.
Mulatos District
In addition to drilling, mapping and sampling was continued over the larger Mulatos district and a ground magnetics survey was commenced over the Cerro Pelon and La Yaqui areas.
Turkey
The Company is in receipt of approved Environmental Impact Assessments ("EIA") granted by the Turkish Ministry of the Environment and Urbanization's (the "Ministry") for both the Ağı Dağı and Kirazlı gold projects. The Company is currently applying for the forestry and operating permits which are required prior to construction, and remains confident that these permits will be granted. For the year ended December 31, 2015, through the period of ownership, total development expenditures in Turkey were $0.5 million.
Lynn Lake
On January 7, 2016, the Company closed the acquisition of Carlisle, the joint-venture partner on the Lynn Lake Project. The acquisition allowed the Company to consolidate 100% ownership of the Lynn Lake Project, thereby giving the Company full control of the project timeline and spending.
For the three months and year ended December 31, 2015, the Company spent $1.5 million and $8.6 million, respectively. In 2016, the Company plans on spending $8 million at Lynn Lake, with the majority of work focused on advancing a feasibility study on the project.
Esperanza
The Company capitalized $1.0 million at Esperanza in the fourth quarter of 2015. These development costs were primarily related to the collection of baseline study data to support resubmission of an EIA.
Quartz Mountain
In the fourth quarter of 2015, the Company invested $0.8 million at Quartz Mountain, which was expensed. During the quarter detailed mapping and sampling was carried on out other prospects in the claim group. First pass soil sampling and mapping was also conducted on the Coal Canyon project in Nevada with encouraging results. Exploration spending is expected to continue with follow-up work on all these prospects in the first quarter of 2016.
Key Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q4 2015, the London PM Fix price of gold averaged $1,106 per ounce, an 8% decrease from the London PM Fix average of $1,201 per ounce during Q4 2014. During Q4 2015, the price of gold was between $1,046 and $1,192 per ounce. For the year ended December 31, 2015, the gold price averaged $1,160 per ounce compared to $1,266 for the prior year.
In 2016, gold prices have increased sharply to $1,253 per ounce as at March 22, 2016. With the rising gold price environment, the Company has executed on a price protection strategy for production from its El Chanate mine, which represents less than 20% of consolidated production. Given the higher cost structure at El Chanate, the Company's objective was to lock in positive free cash flow for the mine as gold prices rose above $1,100 through a combination of forward sales and option contracts (collars). To date in 2016, the Company sold 17,000 ounces at an average realized price of $1,118 per ounce. In addition, the Company has collar contracts totaling 50,750 ounces which are scheduled to settle throughout the remainder of the year. The collar contracts ensure a minimum average realized gold price of $1,140 per ounce, and a maximum gold price of $1,274 per ounce, regardless of the movement in gold prices during the remainder of 2016. The Company does not have any other material contracts outstanding relating to Mulatos or Young-Davidson. As a result of the outstanding collar contracts at El Chanate, the Company may realize a lower average price than the average London fix price.

The following gold collar contracts are outstanding as of March 22, 2016 (excluding forward sales between Jan 1, 2016 and March 22, 2016):

Period Covered	Ounces subject to contract	Average purchased put options	Average sold call options
Q1-16	6,000	$1,100	$1,150
Q2-16	13,000	$1,127	$1,275
Q3-16	15,725	$1,149	$1,279
Q4-16	16,025	$1,156	$1,312
	50,750	$1,140	$1,274
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs and cash flow. In Q4 2015, the Mexican peso and Canadian dollar averaged approximately 16.77 to 1 US dollar and 1.34 to 1 US dollar, respectively, compared to average rates of 13.90 to 1 US dollar and 1.14 to 1 US dollar, respectively, in Q4 2014. For the year ended December 31, 2015, the Mexican peso and Canadian dollar averaged 15.88 to 1 US Dollar and 1.28 to 1 US dollar, respectively.
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)
	Three months ended		Year ended
	December 31, 2015	December 31, 2014 (1)	December 31, 2015	December 31, 2014 (1)	December 31, 2013(1)
Gold production (ounces) (1)(2)	104,734	99,083	380,000	364,532	351,100
Gold sales (ounces) (1)(2)	104,419	97,049	382,772	362,566	359,111
Average realized gold price per ounce (4)	$1,109	$1,202	$1,148	$1,265	$1,395
Total cash costs per ounce of gold sold (3)	$780	$746	$766	$779	$676
All-in sustaining costs per ounce of gold sold (3)	$1,073	$1,125	$1,091	$1,195	$1,181
Operating Revenues	$115.7	$70.5	$355.1	$288.3	$224.3
Mining and processing	$98.8	$56.4	$259.2	$195.6	$144.3
Royalties	$3.6	$0.4	$7.3	$1.4	$0.9
Amortization	$37.5	$30.1	$117.5	$121.5	$65.5
Corporate and administration	$6.5	$3.8	$19.8	$18.7	$20.3
Loss from operations	($55.5)	($112.7)	($492.6)	($148.7)	$177.7
Net Loss	($60.5)	($108.2)	($508.9)	($169.6)	$176.7
Loss per share, basic and diluted	($0.24)	($0.86)	($2.62)	($1.35)	$0.71
Cash flow from operating activities (5)	$23.3	$28.6	$60.0	$77.4	$70.3
Dividends per share, declared	0.01	0.01	0.05	0.03	0.16

(1)
The financial results from Mulatos are included in Alamos’ interim consolidated financial statements for the period subsequent to July 2, 2015. Gold production and gold sales from Mulatos have been included in this table for periods prior to this for comparative purposes only. Gold production from Mulatos for the three months and year ended December 31, 2015 was 41,830 ounces (2014 - 42,500) and 140,330 ounces (2014 - 140,500, 2013 - 190,000), respectively. Gold sales for the three months and year ended December 31, 2015 were 44,135 ounces (2014 - 38,400) and 147,035 ounces (2014 - 134,600, 2013 - 198,198), respectively.

(2)	Includes all underground ounces produced and sold prior to declaration of commercial production at Young-Davidson on October 31, 2013

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

(4)
Average realized price for the year ended December 31, 2015 includes Mulatos sales from July 2, 2015 onward. Ounces sold at Mulatos for the first six-months of 2015 were at an average realized price of $1,211. Including Mulatos sales for the full 2015 year, the average realized price is $1,160 per ounce.

(5)
Cash flow from operating activities for 2014 and 2013 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 24 of the consolidated financial statements for the year ended December 31, 2015.

Review of Fourth Quarter Financial Results

Revenue
During the fourth quarter of 2015, the Company sold 104,419 ounces of gold for proceeds of $115.7 million, a 64% increase compared to the fourth quarter of 2014. The majority of the increase is due the inclusion of sales from Mulatos effective July 2, 2015. The

2015 Annual Management’s Discussion and Analysis

increase in gold ounces sold was offset by a decrease in the average realized gold price for the quarter. The decrease in realized gold price negatively impacted revenue by $5.5 million as the price per ounce decreased from $1,202 to $1,109.
Mining and Processing
Mining and processing costs increased to $98.8 million in the fourth quarter of 2015 from $56.4 million in the fourth quarter of 2014 largely reflecting the inclusion of operating costs from Mulatos and the NRV adjustment recorded at El Chanate, net of amortization, of $20.9 million. The NRV adjustment taken in the fourth quarter resulted from a third party specialist review of the recoverable ounces on the leach pad conducted during the fourth quarter. As a result of this review, the Company updated the recovery assumption applied to material stacked on the leach pad, lowering the estimate of recoverable ounces on the leach pad from approximately 140,000 ounces to 100,000 ounces as at December 31, 2015.
Consolidated total cash costs for the quarter were $780 per ounce of gold sold (excluding NRV adjustments), compared to $746 per ounce in the prior year period, and in line with guidance. The increase from the prior year is due to the fact that the Company now expenses stripping costs at El Chanate as incurred, given the Company has determined these costs are not recoverable, as well as the inclusion of operating costs from Mulatos in 2015 which were higher in the fourth quarter. This was offset by the cost benefit of the continued depreciation of both the Canadian dollar and Mexican Peso compared to the US dollar.
In the fourth quarter of 2015, AISC per ounce of gold sold decreased by $52 to $1,073, as compared to $1,125 in the fourth quarter of 2014. This decrease was primarily due to lower capital expenditures at Young-Davidson, and the continued weakening of operating currencies at each of the mines.
Royalties
Royalty expense for the quarter was $3.6 million, an increase from the fourth quarter of 2014, due to third party royalties at Mulatos and the new 1.5% royalty at Young-Davidson, which were not included in the prior year results.
Amortization
Amortization increased from $30.1 million in the fourth quarter of 2014 to $37.5 million in the fourth quarter of 2015, reflecting the inclusion of Mulatos and the El Chanate NRV amortization adjustment of $4.6 million. Amortization per ounce sold was $299 per ounce (net of the NRV adjustment) compared to $343 per ounce in 2014, due to lower amortization per ounce attributable to Mulatos, and impairment charges at El Chanate and Young-Davidson in the second quarter of 2015 which had the impact of lowering amortization expense in subsequent periods.
Corporate and Administration
Corporate and administration expenses increased in the quarter by $2.7 million to $6.5 million as a result of growth of the Company following the merger in July 2015. Corporate and administration expenditures are anticipated to trend lower as merger synergies are realized, with 2016 corporate and administrative costs budgeted to be $16 million, a significant reduction from 2015 levels.
Loss from Operations
The Company recognized a loss from operations of $55.5 million in the fourth quarter of 2015, compared to a loss from operations of $112.9 million in the same period of 2014. The loss from operations in the current quarter includes an impairment charge of $17.6 million relating to the Company`s joint venture interest in the Orion project in Mexico. During the quarter, the Company determined that it did not intend to proceed with further exploration at the Orion project, and as a result, has written off the historical carrying value of the project of $17.6 million which was originally allocated in 2012 following the sale of the Ocampo asset and 50% of the Orion project to Minera Frisco.
The higher loss from operations in the prior year was driven by an impairment charge recorded to El Chanate`s mineral property, plant and equipment in the fourth quarter of 2014.
Net Loss
The Company reported a net loss of $60.5 million in the fourth quarter of 2015, compared to a net loss of $108.2 million in Q4 2014. The net loss in the current quarter was due to the reasons previously stated, as well as foreign exchange losses.
Review of 2015 Year End Financial Results

Revenue
During 2015, the Company sold 309,468 ounces of gold compared to sales of 227,966 ounces in 2014 (excluding ounces sold from Mulatos prior to July 2, 2015). The increase in ounces sold is primarily due to the inclusion of post-merger gold sales at Mulatos of 73,731 ounces in the second half of the year. This increase was offset by a lower average realized price for gold, as the average price per ounce decreased from $1,265 to $1,148.

2015 Annual Management’s Discussion and Analysis

Mining and Processing
During 2015, total cash costs were $766 per ounce of gold sold (exclusive of NRV adjustments), consistent with the prior year at $779 per ounce of gold sold (exclusive of NRV adjustments) and in line with the Company`s guidance.
Mining and processing costs increased to $259.2 million from $195.6 million due to the inclusion of Mulatos in the second half of the year, which added $61.8 million to operating costs for the period of ownership. In addition, the Company recorded $29.4 million of NRV adjustments related to Young-Davidson and El Chanate.
During 2015, consolidated AISC per ounce of gold sold were $1,091 (exclusive of NRV adjustments), representing a 9% improvement over all-in sustaining costs per gold ounce of $1,195 (exclusive of NRV adjustments) in 2014. The decrease was due to lower capital expenditures at Young-Davidson and a decline in corporate and administrative expenses on a per ounce basis.
Royalties
Royalty expense for the period was $7.3 million, an increase from 2014, due to a third party royalty at Mulatos and the new 1.5% royalty at Young-Davidson which were not included in 2014.
Amortization
Amortization decreased from $121.5 million to $117.5 million in 2015. Amortization per ounce decreased significantly due to lower amortization per ounce attributable to Mulatos and impairment charges at El Chanate in 2014, as well as impairment charges at El Chanate and Young-Davidson in the second quarter of 2015, which had the impact of lowering amortization expense throughout the remainder of 2015. Offsetting the decrease, was an inventory NRV adjustment of $7.8 million relating to amortization that was charged to El Chanate and Young-Davidson.
Loss from Operations
The Company recognized a loss from operations of $492.6 million in 2015, compared to a loss from operations of $148.7 million in 2014. This was primarily a result of impairment charges of $389.3 million at Young-Davidson, El Chanate, and the Orion joint venture project, the loss on revaluation of assets distributed to AuRico Metals Inc. of $40.1 million, and inventory NRV adjustments of $37.2 in 2015. In addition, the Company incurred approximately $20.0 million in costs incurred related to the merger.
Net Loss
For the year ended December 31, 2015, the Company recorded a net loss of $508.9 million compared to a net loss of $169.6 million in 2014. The higher net loss in 2015 was primarily attributable to the impairment and NRV adjustments referenced previously.

2015 Annual Management’s Discussion and Analysis

Consolidated Expenses

(in millions)
	Year Ended	Year Ended	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013
Exploration	$9.4	$1.0	$1.0
Corporate and administrative	$19.8	$18.7	$20.3
Share-based compensation	$5.1	$7.2	$7.4
Revaluation of assets distributed	$40.1	—	—
Impairment charges	$389.3	$91.6	$158.6
Finance expense	$24.2	$19.9	$2.9
Foreign exchange loss	$19.0	$6.6	$4.3
Other loss (gain)	$22.9	$23.4	($10.2)
Exploration expense mainly relates to expenditures on early-stage exploration projects. In addition, the current year includes approximately $6.0 million of spending at the Kemess project, now owned by AuRico Metals. As discussed in note 10 of the consolidated financial statements, the Company funded AuRico Metals with approximately CAD$9.5 million to be spent on behalf of Alamos on Canadian exploration expenditures on the Kemess project as part of the Arrangement Agreement. An additional $1.6 million is expected to be spent in 2016.
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada. Corporate and administrative costs marginally increased by $1.1 million for the year ended December 30, 2015 over the prior year, primarily due to additional costs incurred in the second half of 2015 as a result of the merger, offset by synergies realized and depreciation of the Canadian dollar. Share-based compensation costs for the year ended December 31, 2015 were $5.1 million, compared to $7.2 million in 2014.
The assets and liabilities distributed to AuRico Metals as part of the merger were recorded at the lower of fair value less costs to distribute and carrying value at the end of the second quarter. On conducting a fair value assessment, it was determined that the fair value of these assets was less than the carrying values and the Company recorded a revaluation loss of $40.1 million in 2015.
In addition, during the second quarter of 2015, the Company incurred a $326.0 million impairment charge at Young-Davidson and a $40.0 million impairment charge at El Chanate, as the Company determined that the carrying value exceeded the recoverable amount of the assets. During the fourth quarter of 2015, the Company decided to no longer proceed with the Orion project and impaired the asset for $17.6 million. During 2015, the Company also wrote-off other exploration projects with a value of $5.7 million.
Finance expense increased by $4.3 million in 2015 as compared to 2014 due to additional interest incurred by the Company on the senior secured notes issued in March 2014.
During 2015, foreign exchange loss was higher by $12.4 million compared to the prior year, due to a weakening of local currencies relative to the US dollar during the period. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.
During 2015, the Company recorded other losses of $22.9 million compared to other loss of $23.4 million in 2014. Other losses includes $20.0 million of merger transaction costs and mark-to-market of derivative liabilities.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.
During the year ended December 31, 2015, the Company recognized a current tax expense of $2.8 million and a deferred tax recovery of $52.6 million, compared to a current tax recovery of $2.7 million and a deferred tax recovery of $26.3 million in same

2015 Annual Management’s Discussion and Analysis

period of 2014. The current year deferred tax recovery was primarily due to the impairment charges and disposition of the assets to AuRico Metals, partially offset by the weakening of the Canadian dollar during the year.
The Company had significant income tax and value-added tax ("VAT") receivable balances outstanding in Mexico as at December 31, 2015 relating to the Mulatos mine. The Company has worked diligently with the Mexican tax authorities and was successful in collecting $13.3 million in March 2016, which represented the majority of the Company's 2014 income tax refund request for Mulatos. Further, the Company continues to file its monthly VAT refund requests and expects to collect the outstanding 2015 VAT receivable balances throughout 2016.
Financial Condition

	December 31, 2015	December 31, 2014	December 31, 2013
Current assets	$483.2	$184.0	$291.9
Current assets increased primarily as a result of the merger. As part of the transaction, the Company acquired the cash balance of $249.1 million of Former Alamos, as well as VAT receivables of $17.0 million and inventory balances of $69.9 million. The increases were partially offset by inventory NRV adjustments at El Chanate and Young-Davidson.

Long-term assets	1,979.0	2,097.8	2,170.5
Long-term assets decreased, as the assets acquired on the merger with Former Alamos were offset by impairment charges recorded throughout the year. On July 2, 2015, the Company completed the merger with Former Alamos, thereby acquiring the Mulatos mine, the Esperanza gold project and development projects in Turkey, which had a fair value of $422.6 million. However, in Q2 2015, impairment charges of $326.0 million and $40.0 million were taken on the Young-Davidson and El Chanate mines, respectively, as well as a revaluation loss of $40.1 million recorded on the Kemess property through the dividend to AuRico Metals, and an impairment of the Orion joint venture project of $17.6 million.

Total assets	$2,462.2	$2,281.8	$2,462.4
Current liabilities	$99.9	$52.0	$114.2	The increase in current liabilities is due to the addition of accounts payable and accruals from Former Alamos.
Long-term financial liabilities	315.0	308.1	244.6
Long-term financial liabilities were consistent with December 31, 2014 balance, and comprise the secured debt of the Company. The change in the year is due to the change in fair value of the prepayment option on the high yield notes ($6.6 million)

Other long-term liabilities	323.1	290.4	315.8	Other long-term financial liabilities were consistent with December 31, 2014 balances, and mainly comprised deferred tax liabilities.
Total liabilities	$738.0	$650.5	$674.6
Shareholders’ equity	$1,724.2	$1,631.3	$1,787.9	Shareholders' equity increased primarily due to the issuance of shares related to the merger, offset by the loss for the period and the dividend distributed to AuRico Metals.
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flows from site operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Management believes that the working capital at December 31, 2015, together with future cash flows from operations and the available credit facility are sufficient to support the Company’s planned and foreseeable commitments and development plans.

2015 Annual Management’s Discussion and Analysis

Cash Flow

(in millions)
	Year Ended	Year Ended	Year Ended
	December 31, 2015	December 31, 2014	December 31, 2013
Cash flow provided by operating activities	$60.0	$77.4	$70.4
Cash flow provided by /(used in) investing activities	97.9	(150.8)	(272.4)
Cash flow provided by / (used in) financing activities	40.4	21.2	(257.8)
Effect of foreign exchange rates on cash and cash equivalents	(4.4)	(1.5)	0.9
Net increase (decrease) in cash and cash equivalents	193.9	(53.7)	(458.9)
Cash and cash equivalents, beginning of year	89.0	142.7	603.4
Cash and cash equivalents, end of year	$282.9	$89.0	$144.5

In 2015, operating activities generated cash flows of $60.0 million, as compared to the same period of 2014 when operating activities contributed cash of $77.4 million. Operating cash flow decreased in 2015 from the previous year primarily reflecting lower gold prices in 2015 and payments of transaction costs related to the merger of $20.0 million, offset by positive non-cash working capital movement.
For 2015, investing activities contributed cash of $97.9 million compared to a usage of $150.8 million in 2014. The increase is due to the $249.1 million of cash received upon completion of the merger with Former Alamos. Capital expenditures declined from $188.8 million in 2014 to $163.1 million in the current year, primarily due to higher construction and commissioning costs associated with the paste-backfill plant at Young-Davidson being completed in 2014, as well as the weakening Canadian dollar. Additional items affecting investing cash flows in the current year include a $16.7 million inflow from the termination of the retained interest royalty and a cash outflow related to the investment of $4.3 million in AuRico Metals.
In 2015, the Company generated $40.4 million from financing activities. The Company received $83.3 million in proceeds from a private placement of shares with Former Alamos and $18.9 million in proceeds from the issuance of flow through shares, including $3.6 million (CAD$5 million) in November 2015. These amounts were offset by $24.4 million of interest payments on the senior secured notes, $10.6 million of dividend payments and $7.5 million in repayments of long term debt and equipment financing leases.
Subsequent to December 31, 2015, the Company completed an additional flow-through financing for gross proceeds of $5.0 million (CAD$7.0 million), and collected a $13.3 million tax receivable relating to the 2014 income tax refund for Mulatos.
Senior Secured Notes
On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances.
The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

•	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value

•	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value

•	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value
The fair value of the prepayment option embedded derivative was $0.1 million at December 31, 2015, and was offset against the carrying amount of the secured notes. A non-cash gain of $6.6 million was recorded in Other loss for the year on the revaluation of the embedded derivative.
Credit Facility
During the year ended December 31, 2015, the Company had access to a $150.0 million revolving credit facility that carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. No amounts were drawn on the facility during the year ended December 31, 2015.
On March 22, 2016, the Company amended and restated its existing $150.0 million credit facility, extending the maturity from April 26, 2016 to February 29, 2020. The amended facility consists of a committed $150.0 million revolving credit facility (the “Facility”), with an option to draw an additional $70.0 million, subject to commitments from existing and/or new lenders. The terms of the Facility resulted in a reduction in pricing and removal of certain covenants compared to the previous facility. The Facility bears interest at

2015 Annual Management’s Discussion and Analysis

a rate of LIBOR plus 2.125% to 3.125% on drawn amounts and 0.48% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured by a first-ranking lien on all material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.00:1.00 and (b) a maximum net leverage ratio of 3.5:1.0.
As at March 22, 2016, the Company has not drawn any funds under the Facility.
Commitments
The following table summarizes the Company’s contractual obligations at December 31, 2015:

Contractual Obligations (in millions)	Total	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years
Long-term debt	315.0	—	—	315.0	—
Interest payments on long-term debt	109.8	24.4	48.8	36.6	—
Operating and financing leases	23.3	6.2	10.4	2.9	3.8
Accounts payable and accrued liabilities	94.6	94.6	—	—	—
Decommissioning liability (undiscounted)	51.2	—	—	—	51.2
Contract mining	164.3	62.3	100.4	1.6	—
Capital commitments	8.2	8.2
	$766.4	$195.7	$159.6	$356.1	$55.0
Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be in the range of $2.0 to $3.0 million per quarter for 2016.
The obligations related to contract mining are based on current mine plans, and are subject to change.
Outstanding Share Data

(in 000’s)	March 22, 2016
Common shares	263,420
Stock options	11,842
Warrants	11,310
Deferred share units	273
Performance share units	247
Restricted share units	1,365
288,457
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the year ended December 31, 2015.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

2015 Annual Management’s Discussion and Analysis

As at December 31, 2015, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD Millions)	Average Call Option Rate (USDCAD)	Average Put Option Rate (USDCAD)
2016	Collar	184.5	1.25	1.39
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average Call Option Rate (USDMXN)	Average Put Option Rate (USDMXN)
2016	Collar	1,122.0	15.82	18.44
The fair value of these contracts was a liability of $3.3 million at December 31, 2015 (December 31, 2014 - liability of $0.4 million). During 2015, the Company made payments of $5.0 million related to the foreign currency collar contracts. Total realized and unrealized losses for the three months and year ended December 31, 2015 were $4.5 million and $8.0 million, respectively.
Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)
	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Gold ounces produced (3)	104,734	87,633	62,606	54,027	56,583	57,037	56,198	54,214
Gold ounces sold (3)	104,419	92,229	59,725	53,095	58,649	56,970	58,277	54,070
Average realized gold price	$1,109	$1,123	$1,194	$1,216	$1,202	$1,280	$1,283	$1,297
Total cash costs per gold ounce (1)	$780	$850	$669	$696	$746	$706	$801	$870
All-in sustaining costs per gold ounce, sold (1)	$1,073	$1,155	$1,040	$1,089	$1,126	$1,098	$1,188	$1,387
Operating Revenues	$115.7	$103.6	$71.3	$64.5	$70.5	$72.9	$74.7	$70.2
Loss from operations	($55.5)	($18.9)	($415.4)	($2.5)	($112.7)	($6.8)	($14.1)	($15.1)
Net Loss	($60.5)	($33.4)	($379.5)	($35.3)	($108.2)	($15.7)	($16.8)	($28.9)
Loss per share, basic and diluted (2)	($0.24)	($0.13)	($2.83)	($0.28)	($0.86)	($0.12)	($0.14)	($0.24)
Earnings before interest, taxes, depreciation and amortization	($33.4)	($0.3)	($403.8)	$21.2	($90.3)	$22.4	$22.9	($1.9)
Cash flow from operating activities (4)	$23.3	($10.7)	$21.0	$26.4	$28.6	$15.5	$4.8	$28.5

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(2)
In connection with the Plan of Arrangement of AuRico and Former Alamos, all issued and outstanding common shares of AuRico were exchanged for Class A common shares on July 2, 2015. The exchange ratio was 0.5046 Class A common share for each common share outstanding.

(3)	Operating and financial results for Former Alamos are included in periods subsequent to and including July 2, 2015 only.

(4)
Cash flow from operating activities for 2014 and 2013 have been restated as a result of retrospective application of a voluntary change in accounting policy related to cash flow presentation. For further details, refer to note 24 of the consolidated financial statements for the year ended December 31, 2015.

Operating revenues have trended lower over the past two years as a result of decreasing gold prices, resulting in generally weaker financial results. Gold production increased starting in the third quarter of 2015 as a result of the merger, with the addition of the Mulatos mine. Seasonal conditions can also impact production and financial results in future periods.
The reported net loss for the fourth quarter of 2014 included impairment charges related to the El Chanate operation. The reported net loss in the second quarter of 2015 was impacted by impairment charges at Young-Davidson, El Chanate and Kemess. The reported net loss in the fourth quarter of 2015 was impacted by an NRV adjustment to the El Chanate leach pad inventory, as well as a write-off of the value allocated to the Orion joint-venture project.

Non-GAAP Measures and Additional GAAP Measures

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning,

2015 Annual Management’s Discussion and Analysis

and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.
Cash Flow from Operating Activities before Changes in Non-cash Working Capital
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three months ended		Year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Cash flow from operating activities	$23.3	$28.6	$60.0	$77.4
Changes in non-cash working capital	$6.3	$1.0	($5.3)	($11.2)
Cash flow from operating activities before changes in non-cash working capital	$17.0	$27.6	$65.3	$88.6
Cash Operating Costs per ounce and Total Cash Costs per ounce
“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties, and net of by-product revenue and NRV adjustments. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.
The following provides a reconciliation of total cash costs per ounce to the consolidated financial statements:

(in millions, except ounces and cash operating and cash costs per gold ounce)
	Three months ended		Year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Mining and processing	$98.8	$56.4	$259.2	$195.6
Inventory and other adjustments (1)	—	(0.5)	—	(2.2)
Total cash operating costs	$98.8	$55.9	$259.2	$193.4
Divided by gold ounces sold	104,419	58,649	309,468	227,966
Total cash operating costs per ounce	$946	$953	$838	$848
Total cash operating costs (per above)	$98.8	$55.9	$259.2	$193.4
Royalties	$3.6	$0.4	$7.3	$1.4
NRV adjustments	($20.9)	($12.5)	($29.4)	($17.2)
Total cash costs	$81.5	$43.8	$237.1	$177.6
Divided by gold ounces sold	104,419	58,649	309,468	227,966
Total cash costs per ounce sold	$780	$746	$766	$779

(1)	Inventory and other adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations.
All-in Sustaining Costs per Ounce Calculation
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures

2015 Annual Management’s Discussion and Analysis

at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.
The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive loss.

(in millions, except ounces and all-in sustaining costs per gold ounce)
	Three months ended		Year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Total cash costs (see above)	$81.5	$43.8	$237.1	$177.6
Corporate and administrative(1)	$6.5	$3.8	$17.6	$18.7
Sustaining capital expenditures(2)	$19.0	$16.8	$68.2	$68.6
Share-based compensation	$1.2	$1.2	$5.1	$7.2
Exploration	$0.9	—	$3.4	—
Accretion of decommissioning liabilities	$0.5	$0.2	$1.3	$0.6
Realized losses on FX options	$2.4	—	$5.0	—
Total all-in sustaining costs, net of by-product revenues	$112.0	$65.8	$337.7	$272.7
Divided by gold ounces sold	104,419	58,649	309,468	227,966
All-in sustaining costs per gold ounce sold	$1,073	$1,125	$1,091	$1,195

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three months and year ended December 31, 2015 and 2014 is calculated as follows:

Capital expenditures per cash flow statement	$40.7	$41.4	$163.1	$188.8
Less: Young-Davidson non-sustaining capital	($11.7)	($14.9)	($61.1)	($97.3)
Less: Mulatos non-sustaining capital	($4.7)	—	($9.9)	—
Less: El Chanate non-sustaining capital	—	—	($0.9)	($1.3)
Less: Corporate and other non-sustaining capital	($5.3)	($9.7)	($23.0)	($21.6)
	$19.0	$16.8	$68.2	$68.6
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three months ended		Year ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Net loss	($60.5)	($108.2)	($508.9)	($169.6)
Add back:
Finance expense	$6.8	$5.2	$24.2	$19.9
Amortization	$37.5	$30.1	$117.5	$121.5
Amortization included in other income / (loss)	—	$3.0	$0.7	$13.3
Deferred income tax recovery	(18.8)	($14.3)	($52.6)	($26.3)
Current income tax expense	$1.6	($3.1)	$2.8	($2.7)
EBITDA	($33.4)	($87.3)	($416.3)	($43.9)
Other Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

2015 Annual Management’s Discussion and Analysis

•	Earnings (loss) from mine operations - represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

•	Sustaining capital expenditures - represents the amount of expenditures which do not increase annual gold ounce at a mine site

•	Growth capital expenditures - represents the amount of expenditures at development projects and certain expenditures at operating sites which are deemed expansionary in nature
Critical Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of financial statements under IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include: recoverable reserves, inventory recoveries, share-based payments, decommissioning liabilities, units of production amortization, and provisions and contingencies.
Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the current and following fiscal years include: impairment of tangible and intangible assets, determination of functional currency, amortization methods, uncertain tax positions and recovery of deferred tax assets.
(i) Impairment:
The Company assesses its mineral property, plant and equipment and exploration and evaluation assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.
(ii) Recoverable mineral reserves:
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its recoverable mineral reserves based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of, commodity prices, production costs, future capital requirements, and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body, and metallurgical assumptions made in estimating recovery of the ore body. Changes in the mineral reserve or resource estimates may impact the carrying value of exploration and evaluation assets, mineral property, plant and equipment, decommissioning liabilities, and amortization expense.
(iii) Units-of-production (“UOP”) amortization:
Estimated recoverable proven and probable mineral reserves and the portion of mineral resources expected to be reclassified into mineral reserves in the future are used in determining the amortization of certain mineral property, plant and equipment. This results in an amortization charge proportional to the depletion of the anticipated remaining mine life. These calculations require the use of estimates and assumptions, including the amount of recoverable proven and probable reserves, the estimate of mineralization expected to convert to mineral reserves, and estimates of future capital expenditures. Numerous UOP amortization methods are available to choose from; the Company has adopted a methodology based on estimated recoverable proven and probable mineral reserves and an estimate of mineral resources expected to be reclassified into mineral reserves over the life of mine.
(iv) Inventory:
The Company accounts for its in-process precious metals and ore in stockpiles inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an

2015 Annual Management’s Discussion and Analysis

upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.
(v) Share based payments:
The Company follows accounting guidelines in determining the fair value of share-based compensation. The computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options or stock appreciation rights before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Share-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.
The resulting value calculated is not necessarily the value that the holder of the instrument could receive in an arm’s length transaction, given that there is no market for these instruments and they are not transferable. It is management’s view that the value derived is highly subjective and dependent upon the input assumptions made.
(vi) Decommissioning liabilities:
The Company is required to determine the expected value of the estimated costs of decommissioning liabilities and to recognize this value as a liability when reasonably determinable. Key assumptions in determining the amount of the liability are: total undiscounted cash outflows, expected timing of payment of the cash outflows and appropriate inflation and discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to financing expense in the statement of comprehensive income. The Company calculated its estimated mine site closure costs based on a mine closure and reclamation plan prepared by management and reviewed by an independent third party. The majority of the expenditures associated with reclamation and mine closure will be incurred at the end of the mine life, expected to be approximately 7 years based on expected proven and probable mineral reserves and the current rate of production.
(vii) Provisions:
The Company records provisions which include various estimates, including the Company’s best estimate of the future costs associated with settlement of the obligation, and discount rates applied. Such estimates are necessarily calculated with reference to external sources, all of which are subject to annual review and change.
(viii) Recovery of deferred tax assets:
Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction.
Standards Issued But Not Yet Adopted
For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2015. Standards and interpretations issued, but not yet adopted include:

Asset	Effective for the Company
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018
In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.

2015 Annual Management’s Discussion and Analysis

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of this standard on the consolidated financial statements.
In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption. The Company is currently evaluating the impact of this standard on the consolidated financial statements.
In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management determined internal control over financial reporting was effective as at December 31, 2015.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s certifying officers to allow timely decisions regarding required disclosure in its annual filings, interim filings or other reports filed or submitted by it under securities legislation, and that the information is recorded, processed, summarized and reported within the time periods specified in the securities legislation made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2015 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2015.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations.

2015 Annual Management’s Discussion and Analysis

Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Risk Factors and Uncertainties

The following is a discussion of risk factors relevant to the Company's operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated in the Company’s Annual Information Form (“AIF”).
The financing, exploration, development and mining of any of the Company's properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risk
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings and cash flow.
The volatility of the price of gold and the price of other metals could have a negative impact on the Company's future operations.
The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company's common shares. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. The price of gold has decreased significantly in the past several years.
In addition to adversely affecting the Company’s reserve and resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all of its current projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
From time to time the Company may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company
The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development stage assets in Canada, the United States, Mexico and Turkey, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Mexican pesos, Turkish lira, Euros and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars, Mexican pesos and Turkish lira.
The Company’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar and US/Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.

2015 Annual Management’s Discussion and Analysis

Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s level of indebtedness could have material and adverse consequences to the Company’s security holders.
The Company has a significant amount of secured indebtedness. The Company’s high level of indebtedness, including the secured notes issued on March 27, 2014, could have material and adverse consequences to the Company and the Company’s security holders, including:

▪	making it more difficult for the Company to satisfy its obligations to pay interest and to pay principal when due;

▪
limiting the Company’s ability to obtain additional financing to repay existing indebtedness, fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring the Company to make non-strategic divestitures;

▪
requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for payment of cash dividends, working capital, capital expenditures, acquisitions and other general corporate purposes;

▪	increasing the Company’s vulnerability to general adverse economic and industry conditions;

▪	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

▪	placing the Company at a disadvantage compared to other, less leveraged competitors; and

▪	increasing the Company’s cost of borrowing.
The Company may not be able to generate sufficient cash to service all of its indebtedness, including the secured notes, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful. The Company’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness.
If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The Company’s revolving credit facility and the indenture governing the secured notes will restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
Should the Company incur additional debt, this could increase the risks to its financial condition described above.
The Company’s revolving credit facility and the indenture governing the secured notes contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
The Company’s failure to comply with covenants in its revolving credit facility and senior secured notes indenture could result in an event of default which, if not cured or waived, could result in a cross-default under other debt instruments and the acceleration of all its debt. The restrictions include, without limitation, restrictions on its ability to:

▪	incur additional indebtedness;

▪	pay dividends or make other distributions or repurchase or redeem its capital stock;

▪	prepay, redeem or repurchase certain debt;

▪	make loans and investments;

▪	sell, transfer or otherwise dispose of assets;

▪	incur or permit to exist certain liens;

▪	enter into transactions with affiliates;

▪	enter into agreements restricting its subsidiaries’ ability to pay dividends; and

▪	consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.
The Company’s ability to raise funds through the issuance of debt instruments could be adversely impacted by the credit rating of the Company’s existing debt.
The Company’s debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency, if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of the Company’s ratings likely would make it more difficult or more expensive for it to obtain additional debt financing.

2015 Annual Management’s Discussion and Analysis

Liquidity Risk
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.
In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.
The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on three mines for all of its commercial production.
The Young-Davidson, Mulatos and El Chanate mines accounted for all of the Company’s commercial production in 2015 and are expected to continue to account for all of its commercial production for the foreseeable future. Any adverse condition affecting mining, processing conditions, expansion plans or ongoing permitting at Young-Davidson, Mulatos or El Chanate could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics, of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during

2015 Annual Management’s Discussion and Analysis

the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects
The Company’s ability to meet development, production, schedule and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, the Company is in the process of completing a ramp-up and expansion at the Young Davidson Mine and development at its Cerro Pelon and La Yaqui deposits near the Mulatos mine in Mexico. In addition, the Company is undertaking permitting efforts with respect to expanded tailings dam facilities at the Young Davidson Mine. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.
Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production
Alamos has a number of development stage projects in Canada, Mexico, the United States and Turkey. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.
The figures for the Company’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

2015 Annual Management’s Discussion and Analysis

The Company’s mineral reserve and mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources or mineral reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of mineral resources and mineral reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources and mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in mineral resources and mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. There is a risk that depletion of reserves will not be offset by discoveries, acquisitions or the conversion of mineral resources into mineral reserves. The mineral base of Alamos’ mines may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral resources and mineral reserves are reported as general indicators of mine life. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral reserves and grades must be considered as estimates only.
In addition, the quantity of mineral resources and mineral reserves may vary depending on mineral prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in mineral resources and mineral reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the Company prepares its reserve and resource estimates in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of mineral resources constitute or will be converted into reserves.
Legal, Permitting, Regulatory, Title and Political Risk
The Company's operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Turkey and the USA. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. In the past, Mexico and Turkey have experienced political and regulatory instability. Changes to existing governmental regulations may affect mineral exploration and mining activities, or the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.

2015 Annual Management’s Discussion and Analysis

The Company's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted
A number of approvals, licenses and permits are required for various aspects of exploration, development, expansion and projects. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.
In order to maintain mining concessions in good standing, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk that the relevant permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its projects.
Litigation could be brought against the Company and the resolution of legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes with other parties that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that have no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.
Some of the Company's mineral assets are located outside Canada and are held indirectly through foreign affiliates
It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of the Company's assets which are located outside Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities
The Company's mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are

2015 Annual Management’s Discussion and Analysis

not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions. The Company may need to enter into negotiations with landowners and other groups in the host communities where our projects are located in order to conduct future exploration and development work. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.
Relationships with Key Stakeholders
Aboriginal title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with Aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which Aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of our operating mines, and could have a significant adverse impact on the Company's ability to generate cash flow, with a corresponding adverse impact to the Company's share price and financial condition.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as a directors or officers of these other companies.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with the employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The

2015 Annual Management’s Discussion and Analysis

failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.
As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Environmental Risks
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non- compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control dispersion of potentially deleterious effluents; and, reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

2015 Annual Management’s Discussion and Analysis

Problems with water sources could have a negative impact on the Company's exploration programs and future operations
The Company may not be able to secure the water necessary to conduct its activities as planned. The Company will strive to ensure that its activities do not adversely impact community water sources. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.
Weather risks
The Company’s producing assets are located in northwest Mexico and Canada. Extended periods of high rainfall or drought conditions are typical in this part of Mexico. In Canada, cold temperatures and heavy snowfall may impact the Company's ability to achieve production forecasts, including anticipated recoveries. While the Company has taken measures to mitigate the impact of weather on its operations, severe rainfall or drought conditions could have an adverse impact on the Company’s ability to achieve production forecasts.
Insurance and Compliance Risks
We may not have sufficient insurance coverage
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
The Company’s business involves uninsurable risks
In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”)
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.
Alamos’ critical operating systems may be compromised
Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. While we invest in robust security systems to detect and block inappropriate or illegal access to our key systems, including supervisory control and data acquisition operating systems at our operations, and regularly review policies, procedures and protocols to ensure

2015 Annual Management’s Discussion and Analysis

data and system integrity, there can be no assurance that critical systems will not be not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company's inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:

▪	Environmental hazards;

▪	Industrial accidents;

▪	Metallurgical and other processing problems;

▪	Unusual or unexpected rock formations;

▪	Rock falls, pit wall failures and cave-ins;

▪	Seismic activity;

▪	Flooding;

▪	Fires;

▪	Periodic interruptions due to inclement or hazardous weather conditions;

▪	Variations in grade, deposit size, continuity and other geological problems;

▪	Mechanical equipment performance problems;

▪	Unavailability of materials and equipment;

▪	Theft of equipment, supplies and bullion;

▪	Labour force disruptions;

▪	Civil strife; and

▪	Unanticipated or significant changes in the costs of supplies.
Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

2015 Annual Management’s Discussion and Analysis

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines
The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include:

▪	The price of gold and other metals;

▪	The Company’s operating performance and the performance of competitors and other similar companies;

▪	The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

▪	Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

▪	Changes in general economic conditions;

▪	The number of the Company’s common shares to be publicly traded after an offering;

▪	The arrival or departure of key personnel; and

▪	Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.
In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future
Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (see notes 2 and 3 to the consolidated financial statements for year ended December 31, 2015). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

2015 Annual Management’s Discussion and Analysis

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected results of the merger integration of the Company and Former Alamos, expected drilling targets, expected sustaining costs, expected improvements in cashflows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
Additional risk factors and details with respect to risk factors affecting the Company are set out in (i) the Company's Annual Information Form for the year ended December 31, 2015 under the headings “Risk Factors”; which are available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold's Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101"). Information pertaining to the Mulatos District exploration program has been reviewed and approved by Alamos' Vice President, Exploration, Aoife McGrath, M.Sc., M.AIG, a Qualified Persons within the meaning of NI 43-101.